                                                                  Exhibit 99.4

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
   Report of Independent Accountants...................................................................      2

   Consolidated Balance Sheets as of December 31, 1998 and December 31, 1997...........................      3

   Consolidated Statements of Operations for the years ended December 31, 1998,
         December 31, 1997 and December 31, 1996.......................................................      4

   Consolidated Statements of Stockholder's Equity (Deficit) for the years ended
         December 31, 1998, December 31, 1997 and December 31, 1996....................................      5

   Consolidated Statements of Cash Flows for the years ended December 31, 1998,
         December 31, 1997 and December 31, 1996.......................................................      6

   Notes to Consolidated Financial Statements..........................................................      7


                        Report of Independent Accountants

To the Board of Directors and the
Stockholder of  Brooke (Overseas) Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of Brooke (Overseas) Ltd. and Subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 13 to the consolidated financial statements, the operations of the Company, and those of similar companies in the Russian Federation, have been significantly affected, and will continue to be affected for the foreseeable future, by the country's unstable economy caused in part by the currency volatility in the Russian Federation.


/s/ PricewaterhouseCoppers LLP

Miami, Florida
March 30, 1999

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (Dollars In Thousands, Except Per Share Amounts)

===============================================================================


                                                                           December 31,       December 31,
                                                                               1998               1997
                                                                           ------------       ------------
ASSETS
Current assets:
  Cash and cash equivalents........................................         $   2,722           $    968
  Accounts receivable - trade......................................               650              1,584
  Inventories......................................................            10,342              4,255
  Other current assets.............................................             2,928              9,290
                                                                            ---------           --------
     Total current assets..........................................            16,642             16,097

Property, plant and equipment, at cost, less
      accumulated depreciation of $2,959 and $1,020................            77,286             29,122
Goodwill, net......................................................                                1,001
Other                                                                           5,782                  2
                                                                            ---------           --------
     Total assets..................................................          $ 99,710           $ 46,222
                                                                            =========           ========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable and current portion of long-term debt..............          $ 20,005           $  5,000
  Accounts payable - trade.........................................            10,415              3,798
  Due to affiliates................................................            51,533             67,539
  Accrued taxes....................................................             7,658             18,077
  Accrued interest.................................................               228
  Other accrued liabilities........................................             3,628              8,398
                                                                            ---------           --------
     Total current liabilities.....................................            93,467            102,812

Long-term portion of notes payable.................................            19,652
Deferred gain......................................................            20,392             25,498
Participating loan.................................................            30,000
Other liabilities..................................................             6,243              2,000

Commitments and contingencies......................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares
     authorized, issued and outstanding............................               701                701
  Additional paid-in-capital.......................................            17,104              5,600
  Deficit..........................................................           (87,849)           (90,389)
                                                                            ---------           --------
     Total stockholder's equity (deficit)..........................           (70,044)           (84,088)
                                                                            ---------           --------

     Total liabilities and stockholder's equity (deficit)..........         $  99,710           $ 46,222
                                                                            =========           ========





                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars In Thousands, Except Per Share Amounts)

===============================================================================





                                                                     December 31,      December 31,       December 31,
                                                                       1998               1997               1996
                                                                     ------------      ------------       ------------
Net sales*...............................................             $ 97,437           $77,349              $56,835
Cost of sales*...........................................               72,309            63,819               52,799
                                                                      --------          --------             --------
Gross profit.............................................               25,128            13,530                4,036
Operating, selling, administrative and
     general expenses....................................               11,894             9,293               14,008
                                                                      --------          --------             --------
Operating income (loss)..................................               13,234             4,237               (9,972)

Other income (expense):
   Interest income.......................................                                  1,508
   Interest expense......................................              (13,400)          (10,187)              (7,548)
   Gain on sale of assets................................                4,897            27,055
   (Loss) gain on foreign currency exchange..............               (4,293)               80                1,199
   Other, net............................................               (1,379)             (126)              (3,027)
                                                                      --------          --------             --------
(Loss) income before income taxes........................                 (941)           22,567              (19,348)
(Benefit) provision for income taxes.....................               (4,756)           11,868                1,454
                                                                      --------          --------             --------
Net income (loss)........................................             $  3,815          $ 10,699             $(20,802)
                                                                      ========          ========             ========

-----------------

* Net sales and Cost of sales include excise taxes of $13,413, $12,367 and $7,700 for the years ended December 31, 1998, 1997 and 1996, respectively.




                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                (Dollars In Thousands, Except Per Share Amounts)

===============================================================================



                                                               Common Stock             Additional
                                                         -----------------------          Paid-In
                                                         Shares           Amount          Capital       Deficit         Total
                                                         ------           ------        ----------      -------         -----
Balance, December 31, 1995....................           701,000          $701           $            $(24,731)      $(24,030)

Net loss......................................                                                         (20,802)       (20,802)

Capital contribution..........................                                             3,400                        3,400
                                                         -------          ----           -------      --------       --------
Balance, December 31, 1996....................           701,000           701             3,400       (45,533)       (41,432)

Net income....................................                                                          10,699         10,699

Distributions to parent.......................                                                         (55,555)       (55,555)

Capital contribution..........................                                             2,200                        2,200
                                                         -------          ----           -------      --------       --------
Balance, December 31, 1997....................           701,000           701             5,600       (90,389)       (84,088)

Net income....................................                                                           3,815          3,815

Distributions to parent.......................                                                          (1,275)        (1,275)

Capital contribution..........................                                            11,504                       11,504
                                                         -------          ----           -------      --------       --------
Balance, December 31, 1998....................           701,000          $701           $17,104      $(87,849)      $(70,044)
                                                         =======          ====           =======      ========       ========






                   The accompanying notes are an integral part
                    of the consolidated financial statements.

'
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Dollars In Thousands, Except Per Share Amounts)

==============================================================================


                                                                      December 31,    December 31,    December 31,
                                                                          1998           1997             1996
                                                                      ------------    ------------    ------------

Cash flows from operating activities:
  Net (loss) income                                                      $  3,815       $ 10,699       $(20,802)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization                                         1,708            783          1,399
      Gain on sale of assets                                               (5,106)       (27,055)
      Non-cash interest                                                     1,991
      Deferred taxes                                                                                      1,061
      Currency translation loss                                             4,294            (81)           125
  Changes in assets and liabilities (net of effect of disposition):
      Accounts receivable                                                     784         (1,418)           796
      Inventories                                                          (6,086)          (686)         2,364
      Accounts payable and accrued liabilities                             (6,838)         5,463         12,717
      Deferred gain                                                                       (2,985)
      Due to affiliates                                                   (16,978)        30,404          7,606
      Unearned revenue                                                                                    9,227
      Other assets and liabilities, net                                    (1,775)        (2,012)         1,365
                                                                         --------       --------       --------
Net cash (used in) provided by operating activities                       (24,191)        13,112         15,858
                                                                         --------       --------       --------

Cash flows from investing activities:
      Capital expenditures                                                (19,121)       (20,680)       (29,860)
      Proceeds from sale of assets, net                                                   55,000
      Purchase of stock in Liggett-Ducat                                                     (25)        (2,829)
      Proceeds from sale of stock in Liggett-Ducat, net                                                   2,100
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat                                                             2,200          3,400
                                                                         --------       --------       --------
Net cash (used in) provided by investing activities                       (19,121)        36,495        (27,189)
                                                                         --------       --------       --------

Cash flows from financing activities:
      Proceeds from participating loan                                     30,000
      Proceeds from debt                                                    3,000         10,305         12,995
      Repayments of debt                                                     (887)        (5,190)        (1,329)
      Borrowings under credit facility                                     15,600                         1,677
      Repayments on credit facility                                        (9,000)          (155)        (1,672)
      Distributions paid to parent                                         (1,275)       (55,555)
      Capital contributions                                                 9,000
                                                                         --------       --------       --------
Net cash provided by (used in) financing activities                        46,438        (50,595)        11,671
                                                                         --------       --------       --------

Effect of exchange rate changes on cash
        and cash equivalents                                               (1,372)            81           (125)
                                                                         --------       --------       --------
Net increase (decrease) in cash and cash equivalents                        1,754           (907)           215
Cash and cash equivalents, beginning of period                                968          1,875          1,660
                                                                         --------       --------       --------
Cash and cash equivalents, end of period                                 $  2,722       $    968       $  1,875
                                                                         ========       ========       ========
Supplemental cash flow information:
  Cash payments during the period for:
      Interest                                                           $  2,883       $  1,919       $  5,573
      Income taxes                                                          2,588          1,280            393




                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in Thousands, Except Per Share Amounts)


1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco"), a Delaware limited liability company. Western Tobacco is a company which was formed to hold the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat engaged in the construction of a new cigarette factory. Prior to January 31, 1997, BrookeMil Ltd. ("BML") was a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia. On January 31, 1997, the Company sold its shares (which represented 99.1% of all shares outstanding) in BML to New Valley Corporation ("New Valley"). (Refer to Note 3.)

         On July 5, 1996, Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, purchased from the Company 140,000 shares (19.97%) of the tobacco operations of Liggett-Ducat for $2,100. Ten-year option agreements then in place would have enabled Liggett to increase its ownership in Liggett-Ducat to 95%. (Refer to Note 10.)

         On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares of Liggett-Ducat and to cancel its option agreements to acquire additional shares of Liggett-Ducat. At December 31, 1998, the Company held 99.9% of the common shares of Liggett-Ducat through its subsidiary, Western Tobacco.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             a)   Basis of Presentation:

                  The consolidated financial statements and accompanying notes include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

             b)   Liquidity:

                  The Company has historically relied on Brooke and BGLS for sources of financing. At December 31, 1998, the Company had a working capital deficiency of $76,825 and a net capital deficiency of $70,044. On February 2, 1998, Brooke and BGLS cancelled a note and interest which amounted to $20,384 at December 31, 1997. On February 5, 1998, Brooke made a capital contribution of $9,000 to the Company, which was used to repay intercompany indebtedness to BGLS. These contributions to capital reduced the net capital deficiency and amounts due affiliates by $29,384. During 1998, Western Tobacco obtained a participating loan of $30,000 from Western Realty Development LLC ("Western Realty") for use in construction of a new cigarette factory and to reduce Liggett-Ducat's indebtedness to BGLS. In addition, factory management is currently

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


                  using credit facilities totaling $15,000 and will obtain funding from Russian banks and BOL to complete the factory. (Refer to Notes 6 and 8.) In connection with the move to the new factory in mid-1999, the Company plans to begin the manufacture and marketing of western style cigarettes. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard.

             c)   Estimates and Assumptions:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

             d)   Foreign Currency Translation:

                  The Company's Russian subsidiaries historically operate in a highly inflationary economy and use the U.S. dollar as the functional currency. Therefore, certain assets (principally inventories and property, plant and equipment) are translated at historical exchange rates with all other assets and liabilities translated at year-end exchange rates and all translation adjustments are reflected in the consolidated statements of operations.

             e)   Cash and Cash Equivalents:

                  For purposes of the statements of cash flows, cash includes cash on hand, cash on deposit in banks and cash equivalents, comprised of short-term investments which have an original maturity of 90 days or less. Interest on short-term investments is recognized when earned.

             f)   Inventories:

                  Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out (FIFO) basis.

             g)   Property, Plant and Equipment:

                  Property, plant and equipment are stated at cost. Depreciation has been calculated on the straight-line method based upon the following useful lives: buildings - 20 years, factory machinery and equipment - 10-15 years, office furniture and equipment - 5 years, and computers and vehicles - 3 years. Depreciation is not provided on construction-in-progress until the related assets are placed in service.

                  Interest costs are capitalized in connection with the construction of major facilities. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


                  The cost of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the financial statements upon retirement or other disposition and any resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance are charged to expense as incurred.

             h)   Goodwill:

                  Goodwill is being amortized using the straight-line method over ten years and relates to the purchase by the Company of additional shares of Liggett-Ducat stock. Amortization expense for the years ended December 31, 1998, 1997 and 1996 was $1,001, $118 and $51, respectively.

             i)   Impairment of Long-Lived Assets:

                  Impairment losses on long-lived assets are recognized when expected future cash flows are less than the assets' carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and estimates of future cash flows of the underlying business.

             j)   Deferred Finance Costs:

                  Deferred finance costs consist of the discounts on lease prepayments which are being amortized over the life of the leases and the fees incurred in obtaining a bank loan which are being amortized over the term of the loan.

             k)   Revenue Recognition:

                  Sales, net of sales returns and discounts are recognized upon the shipment of finished goods to customers. In 1996, rental income was recognized ratably over the life of the lease.

             l)   Income Taxes:

                  Applicable income and deferred taxes have been provided for based on tax rates applicable to the Company in the United States and Russia. A valuation allowance is provided against deferred tax assets when it is deemed more likely than not that some portion or all of the deferred tax assets will not be realized.

             m)   Concentration of Credit and Other Risks:

                  The Company sells its products primarily to companies in the wholesale distribution and retail industries in the Russian Federation. Three distributors accounted for approximately 54% of sales in 1998; two distributors accounted for approximately 47% of sales in 1997. Although certain distributors account for concentrations of the Company's revenues, in many cases, prepayments are received for goods and services which is a customary business practice in Russia. Since the

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


                  Company does not require collateral and, as a consequence, is exposed to credit risk with respect to its tobacco operations, the Company does perform ongoing credit evaluations of its customers and suppliers and believes that its trade accounts receivable and prepayments risk exposure is limited. At December 31, 1998 and 1997, the Company had made prepayments of $1,232 and $8,756, respectively, to suppliers of raw materials. The Company also had made prepayments for equipment of $2,219 and $483 at December 31, 1998 and 1997, respectively.

                  The Company maintains its cash deposits with United States and various foreign banks and assesses the financial condition of the institutions on an on-going basis.

3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BML to New Valley Corporation ("New Valley") for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares. The note, with an annual interest rate of 9%, was paid in full in 1997. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $25,500. The remaining $27,000 was deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and, further, that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which is currently used by Liggett-Ducat for its existing cigarette factory) is subject to a put option held by New Valley. The option allows New Valley to put this site back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600, during the period Liggett-Ducat operates the factory on such site. The Company distributed the $21,500 cash proceeds and the proceeds from the $33,500 promissory note received from the sale of BML to BGLS.

         On April 18, 1997, BML sold one of its office buildings, Ducat Place I, to a third party. Accordingly, the Company recognized approximately $1,490 of the deferred gain. In 1998, New Valley contributed the BML real estate assets to Western Realty Development LLC ("Western Realty Ducat"), a joint venture between New Valley and Apollo Real Estate Investment Fund III, L.P. ("Apollo"). The Company recognized a portion of the deferred gain, $5,106, to the extent of Apollo's interest in Western Realty Ducat. (Refer to Notes 6 and 8.)

         In connection with the sale of the BML shares, certain specified liabilities aggregating $40,800, including a Russian bank loan with a balance of $20,418, remained with BML. The bank loan was paid in full during the third quarter, 1997. Further, the Company, Brooke and BGLS each contributed to the capital of BML, through cancellation of all indebtedness of BML to each such entity, the aggregate amount of which was $19,275 including accrued interest thereon. In addition, Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the existing factory site on the same basis as in the past which includes obligations for costs involved in carrying the site. The Use Agreement is terminable by BML on 270 days' prior notice.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


4.       NON-MONETARY TRANSACTIONS

         During 1998, 1997 and 1996, certain supplies and inventory purchase transactions were made whereby payment for such transactions was facilitated by the Company's customers who forwarded payment on the Company's behalf to raw material suppliers. Such transactions amounted to approximately $6,860, $4,753 and $3,040 in 1998, 1997 and 1996,
         respectively. Sales and purchases were priced at what management believes are normal sales price for cigarettes and the normal market price for tobacco and other raw materials.

5.       INVENTORIES

         Inventories consist of:

                                                 December 31,       December 31,
                                                     1998               1997
                                                 ------------       -----------
Leaf tobacco.............................        $  3,086              $1,304
Other raw materials......................           2,888               1,980
Work-in-process..........................             173                  50
Finished goods...........................           3,215
Replacement parts and supplies...........             980                 921
                                                  -------              ------
                                                  $10,342              $4,255
                                                  =======              ======
         Replacement parts and supplies are shown net of a provision for obsolescence of $545 at December 31, 1998.

         Purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. At December 31, 1998, the Company had leaf tobacco purchase commitments of approximately $9,137 and replacement parts commitments of $2,274.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


6.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                          December 31,       December 31,
                                                              1998               1997
                                                          ------------       -----------
         Factory machinery and equipment..........          $10,589             $10,864
         Computers and software...................              466                 293
         Office furniture and equipment...........              470                 272
         Vehicles.................................            1,767                 534
         Construction-in-progress.................           66,953              18,179
                                                            -------             -------
                                                             80,245              30,142
         Less accumulated depreciation............           (2,959)             (1,020)
                                                            -------             -------
                                                            $77,286             $29,122
                                                            =======             =======


         The amounts provided for depreciation for the years ended December 31, 1998, 1997 and 1996 were $996, $641 and $469, respectively. Capitalized interest included in property, plant and equipment was $761 and $693 in 1998 and 1997, respectively.

         Liggett-Ducat is in the process of constructing a new cigarette factory on the outskirts of Moscow which is currently scheduled to be operational in mid-1999. Liggett-Ducat has entered into a construction contract for the plant. The remaining liability under that contract, as amended, at December 31, 1998 is approximately $7,825. A 49-year land lease was renegotiated in 1996 for the factory site.

         Equipment purchase agreements in place at December 31, 1998 total $35,846, of which $29,438 is being financed by the manufacturers. BOL is a guarantor on payments for equipment in the amount of $13,677.

         In February 1998, New Valley, in which Brooke has a 42% voting interest, and Apollo organized Western Realty Ducat to make real estate and other investments in Russia. Through December 31, 1998, Western Realty Ducat had made a $30,000 participating loan to Western Tobacco. A total of $30,000 has been funded through December 31, 1998, with part of the proceeds used by the Company for payments on the new factory construction contracts. (Refer to Notes 3 and 8.)

7.       EMPLOYEE BENEFITS

         The Company complies with Russian Federation regulations covering pensions, education, day care, medical and other benefits to employees. These items are funded as a percentage of gross wages and are paid on a current basis. Medical clinic and day care facilities are provided on site and related costs are expensed as incurred. All Russian citizen employees are required to participate in the pension fund. The total expense for these programs recognized in 1998, 1997 and 1996 was approximately $3,385, $2,638 and $860, respectively.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


8.       NOTES PAYABLE, CREDIT FACILITIES AND PARTICIPATING LOAN

         Notes payable, credit facilities and participating loan consist of the following:

                                                     December 31,          December 31,
                                                         1998                  1997
                                                     ------------          ------------
         Notes payable............................      $28,057            $
         Credit facilities........................       11,600                 5,000
                                                        -------            ----------
         Total notes payable and credit facilities       39,657                 5,000
         Less:
         Current maturities.......................       20,005                 5,000
                                                        -------            ----------
         Amount due after one year................      $19,652            $
                                                        =======            ==========

         At December 31, 1998, the Company had two credit facilities outstanding. One, for $10,000, expires in May 1999 and was fully utilized at December 31, 1998. The interest rate was 25% at December 31, 1998. The second, for $5,000, expires in December 1999; the interest rate is 21%. This facility had $1,600 utilized at December 31, 1998. The facilities are collateralized by the factory equipment and tobacco stock. Interest expense on facilities outstanding during 1998 was $1,910.

         At December 31, 1997, Liggett-Ducat had two 6-month credit facilities open with a Russian bank. The first, for $2,000, expired on April 30, 1998, initially bore an interest rate of 21%, subsequently raised to 28% on December 2, 1997. The second, for $3,000, expired on May 16, 1998, initially bore an interest rate of 25%, subsequently raised to 28% on December 2, 1997. Interest expense on facilities outstanding during 1997 was $944.

         In 1997, Western Tobacco entered into two contracts for the purchase of cigarette manufacturing equipment. A portion (85%) of both contracts is being financed with promissory notes. One contract is financed by ten half-year promissory notes payable at the rate of 6.71% per annum interest, with the first note due in May 1999. The outstanding balance on the contract is $13,677 at December 31, 1998. The second contract is financed by 60 monthly promissory notes payable at the rate of 7.5% interest. The first note was paid in December 1998. The outstanding balance at December 31, 1998 is $10,754. The Company also has a promissory note for $1,514 at December 31, 1998 covering deposits for equipment being purchased for the factory. The note which was due March 31, 1999, has been extended for an additional year.

         On July 29, 1998, the Company borrowed $3,000, subsequently reduced to $2,202, from an unaffiliated third party with interest at 14% per annum. The note, which is due on August 1, 1999, is collateralized by factory equipment. Payments of $50 toward principal and interest are made monthly, with the remaining principal balance due at maturity.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         In connection with the sale of its BML shares to New Valley, certain specified liabilities aggregating $40,800 remained with BML, including a Russian bank loan with a balance of $20,418, which was paid in full during the third quarter, 1997.

         Scheduled maturities of notes payable for each of the next five year are as follows:

         Year ending December 31:
               1999........................          $20,005
               2000........................            4,910
               2001........................            4,910
               2002........................            4,910
               2003........................            4,922
                                                     -------
                                                     $39,657
                                                     =======

         As discussed in Note 6, in February 1998, New Valley and Apollo organized Western Realty Ducat to make real estate and other investments in Russia. Through December 31, 1998, Western Realty Ducat had made a $30,000 participating loan to Western Tobacco with the proceeds used by the Company to reduce intercompany debt to BGLS and for payments on the new factory construction contracts. The loan, which bears no fixed interest, is payable out of 30% of distributions, if any, made by Western Tobacco to the Company. After the prior payment of debt services on loans to finance the construction of the new factory, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loans and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of the Company. For the year ended December 31, 1998, a preference requirement equal to 30% of Western Tobacco's net income, $1,991, has been charged to interest expense. (Refer to Note 3.)

9.       COMMITMENTS

         The following is a schedule of the Company's future minimum rental payments required under operating leases with noncancelable lease terms in excess of one year as of December 31, 1998:

     Year ending December 31:
               1999......................................       $   147
               2000......................................            55
               2001......................................            53
               2002......................................            53
               2003......................................            53
               Thereafter................................         2,025
                                                                 ------
                                                                 $2,386
                                                                 ======
         Lease commitments for 2002 and thereafter relate primarily to the remaining 45 years of a land lease and 23 years of an equipment lease.

         The Company's rental expense for the years ended December 31, 1998, 1997 and 1996 was $679, $375 and $1,026, respectively.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


10.      STOCK OF LIGGETT-DUCAT

         During 1996, the Company increased its ownership of Liggett-Ducat through the purchase of additional shares from the former chairman, general director and employees of Liggett-Ducat for approximately $2,838. In July 1996, the Company sold 140,000 shares (19.97%) of Liggett-Ducat's tobacco operations to Liggett for $2,100. In 1996 and 1997, Liggett also acquired ten-year options to buy additional shares for $3,400 and $2,200, respectively.

         In 1997, the Company purchased 1,666 additional shares of Liggett-Ducat stock from other shareholders for $25. At December 31, 1997, the Company owned 75.3% of the stock of Liggett-Ducat and Liggett owned 19.97%.

         On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares and to cancel its option agreements to acquire additional shares, so that the Company then owned approximately 96% of the shares of common stock of Liggett-Ducat. During 1998, the Company acquired additional shares through a capital contribution of equipment. At December 31, 1998, the Company owns 99.1% of the shares of Liggett-Ducat through its subsidiary, Western Tobacco. (Refer to Note 1.)

11.      RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. Prior to the sale of BML on January 30, 1997, Brooke and BGLS had advanced funds to BML for its real estate developments projects. In February 1998, Brooke and BGLS contributed $29,384 to the Company, in order to reduce intercompany debt. (Refer to Note 2(b).) Amounts due to Brooke and BGLS under this facility at December 31, 1998 and 1997 were $51,433 and $68,437 including interest of $25,451 and $19,367, respectively.

         In July 1996, the Company repaid portions of outstanding loans to BGLS in principal amount of $3,679 together including interest of $1,521.

         In 1996, Liggett provided certain administrative and technical support to Liggett-Ducat. Liggett's expenses associated with these activities were $76 for the year ended December 31, 1996.

         In April, 1996, the Company entered into stock purchase agreements (the "purchase agreements") with the former chairman and the former general director of Liggett-Ducat. Under the purchase agreements, the Company acquired the 142,558 shares of Liggett-Ducat for approximately $2,143.

         Concurrently, the Company entered into a consulting and non-compete agreement with the former chairman for services through December 31, 1998. Under the terms of the

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


         agreements, the Company will pay him approximately $5,232 over five years. At December 31, 1998, the remaining liability under the agreements was $2,700.

         The Company also entered into a consulting and non-compete agreement with the general director for services through December 31, 1998. Under the terms of the agreement, the Company paid the general director approximately $1,000 during 1997 and $1,000 during 1998. Also, Liggett-Ducat extended the Director's employment agreement with Liggett-Ducat until December 31, 1998 at $175 annually.

         Refer to Notes 6 and 8 for information concerning the participating loan to Western Tobacco by Western Realty.


12.      INCOME TAXES

         The provision for income taxes relates to income taxes payable in United States and Russian jurisdictions.

         The provision for income taxes consists of the following:

                                             1998          1997          1996
                                            -------       -------      -------
             Current...............         $(4,311)      $11,868       $  393
             Deferred..............            (445)                     1,061
                                            -------       -------      -------
                                            $(4,756)      $11,868       $1,454
                                            =======       =======       ======

         Deferred taxes have been recognized for significant temporary differences arising between the financial statement and tax basis of assets and liabilities. The principal items giving rise to temporary differences relate to management fees and interest expense incurred during 1998 and 1997 which are not deductible for Russian tax purposes until paid. The tax effect of these temporary differences and net deferred taxes recorded as of December 31, 1998 and 1997 are summarized as follows:

                                                        1998              1997
                                                        ----              ----
             Deferred tax assets.............         $ 4,256           $ 2,151
             Deferred tax liability..........            (266)
                                                      -------           -------
             Net deferred tax asset..........           3,990             2,151
             Valuation allowance.............          (3,545)           (2,151)
                                                      -------           -------
             Net deferred taxes..............         $   445           $
                                                      =======           =======

         In 1996, Russian tax authorities assessed Liggett-Ducat $7,600 for outstanding tax liabilities relating to 1995. The liability is payable in two parts, 50% within 2-1/2 years, the remaining 50% over the succeeding five years. At December 31, 1998, the remaining liability was $396.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in Thousands, Except Per Share Amounts) - (Continued)


13.      CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes ("BGLS Notes") due 2001.

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders") (and any transferees), who held approximately 41.8% of the BGLS Notes in which the Apollo Holders agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to hold the Company's shares of Liggett-Ducat to collateralize the BGLS Notes held by the Apollo Holders (and any transferees).

         During the year ended December 31, 1998, the economy of the Russian Federation entered a period of economic instability. The impact includes, but is not limited to a steep decline in prices of domestic debt and equity securities, a severe devaluation of the currency, a moratorium on foreign debt repayments, an increasing rate of inflation and increasing rates on government and corporate borrowings. The return to economic stability is dependent to a large extent on the effectiveness of the fiscal measures taken by government and other actions beyond the control of Liggett-Ducat. The operations of Liggett-Ducat, and those of similar companies in the Russian Federation, have been significantly affected by these factors, and will continue to be affected for the foreseeable future, by the country's unstable economy caused in part by the currency volatility in the Russian Federation.